

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

John Dunn
Chief Executive Officer
Passionate Pet, Inc.
18871 Teller Ave.
Irvine, CA 92012

> **Re: Passionate Pet, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 8, 2010**
> **File No. 333-171041**

Dear Mr. Dunn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please define the term "training store" the first time it is used in the prospectus.

2. Please provide the information required in Part II of Form S-1.

Prospectus Summary, page 5

3. We note that your auditor has substantial doubts about your ability to continue as a going concern. Please include a statement regarding your auditor's substantial doubts about your ability to continue as a going concern in the summary and on the prospectus cover page.

4. Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

5. Please disclose that John Dunn owns 100% of your common stock and will continue to own the majority of your registered shares after the offering, allowing him to control you and your operations.

Business Development, pages 5- 6

6. Please revise your sales of services provided in the table on page 6, second paragraph, to agree with the sales of services disclosed in your statement of operations on page F-2.

The Offering, page 6

7. We note your disclosure that the selling shareholder "will determine when and how they will sell the common stock offered in this prospectus." Please revise to clarify that the selling shareholder's determination of when and how to sell the shares will be in accordance with the methods and terms described in the "Plan of Distribution" section.

8. We note your disclosure that you "are not selling any shares of the common stock covered by this prospectus." Please revise to clarify that, as a result, you will not receive any proceeds from the offering.

Risk Factors, page 9

Risks Related to Our Business, page 9

Risks Related to Our Business and This Offering, page 9

9. Please clarify whether there are currently any laws and regulations which would materially affect your business. If so, please add a risk factor.

10. It appears that the risks under this subheading relate only to your business and not to this offering. Accordingly, please revise this subheading or advise.

"Our operating results will be volatile and difficult to predict….," page 9

11. Please make it clear that your stock may not be followed by securities analysts.

Risks Related to the Industry, page 10

12. It appears that many of the risks listed under this subheading are more applicable to risks related to your business. Please revise.

"You may experience dilution…," page 13

13. Please define the term "'blank check' preferred stock."

Selling Security Holder, page 15

14. You state that you issued 18,000,000 million common shares in exchange for 100% of Passionate Pet, Inc.'s common stock. Note 4 on page F-9 indicates that 210,000 common shares were issued to acquire Passionate Pet, Inc. and 17,790,000 shares were issued in exchange for proceeds of $17,790. Please revise the inconsistency in your disclosure or explain how the acquisition and sale of stock were consummated.

15. Please revise the percent of beneficially owned shares after the offering if all 8,000,000 shares were sold disclosed in the table at the bottom of page fifteen to 56% or 55.5%.

Plan of Distribution, page 16

16. Please refer to FINRA instead of NASD.

17. We note your statement that you are paying the expenses of this offering in part to enable your common stock to be traded on the OTC Bulletin Board. Please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board a market maker must file an application on your behalf in order to make a market for your common stock and that there is no guarantee you will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 17

18. We note that as part of your twelve month operating plan you intend to spend $40,000 implementing a "direct sales model" that includes marketing, and $30,000 developing "strategic relationship advertising in the pet industry" that includes educating potential customers about your products and attempting to obtain sales. Please revise to clarify the differences between these activities, including with whom you propose to develop strategic relationships.

Liquidity and Capital Resources, page 21

19. Please identify the lender on the $150,000 unsecured promissory note dated May 11, 2010. See Regulation S-K, Item 303(a)(1). In addition, please disclose the date and amount of each advance made by Mr. Dunn to the company.

20. Please disclose the amount of funds that John Dunn is willing to commit to loaning you for your operations or, if you do not know, say so.

Interest of Management and Others in Certain Transactions, page 30

21. We note your statement that there have been no related party transactions "other than the transaction described above." Please clarify to what transaction you are referring.

Description of Securities to be Registered, page 31

22. We note your statement that you are authorized to issue 10,000,000 shares of blank check preferred stock, which may be divided into any number of series, and whose rights, preferences and privileges may be designated, as determined by your board of director. We also note that, pursuant to the Certificate or Designation filed as Exhibit 3.3, the board appears to have created a class of Series A preferred stock, consisting of 10,000,000 shares. Please advise or revise.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-4

23. We note that you present capital lease obligations payable under cash flows from operating activities in your consolidated statements of cash flows. Please refer to ASC 230-10-50-4 and tell us whether capital lease obligations payable represent fixed assets acquired under capital leases. If so, advise why you did not present as a non-cash investing and financing activities.

Note 1 – Nature of Business and Significant Accounting Policies, page F-5

24. Please expand your disclosure to describe the nature of and your accounting policies relating to your deferred rent obligation.

Property and Equipment, page F-6

25. Please tell us your basis in GAAP for recording equipment at the lower of cost or the estimated net recoverable amount as opposed to acquisition cost including incurred costs to bring it to the condition and the location for its intended use. If estimated net recoverable amount represents the basis of equipment after recognition of an impairment loss, you may want to differentiate between basis at acquisition versus subsequent impairment as your existing disclosure suggests equipment could be recorded at the estimated net recoverable amount even if different than acquisition cost at the point you acquire such equipment. Refer to FASB ASC 360-10-30-1. Alternatively, you could revise your disclosure to briefly summarize recognition and measurement of an impairment loss pursuant to the guidance provided in ASC 360-10-35-17.

Inventories, page F-6

26. Please expand your inventory disclosure to describe the method by which amounts are removed from inventory such as average cost method or first-in, first-out method. Refer to Rule 5-02-6(b) of Regulation S-X.

Revenue Recognition, page F-6

27. We note that you record provisions for estimated sales returns and allowances, among other sales adjustments, to customers. Please expand your revenue recognition disclosure to describe how you estimate the provisions for estimated sales returns and allowances.

Note 3 – Acquisition, related party, page F-9

28. We note that you acquired 100% of Passionate Pet, Inc., a California Corporation (acquiree). Your disclosure suggests that the registrant was formed on or before September 30, 2010 to issue its shares to CEO John Dunn in exchange for 100% of the outstanding shares of the acquiree on a 1:1 basis. If so, please clarify the disclosure to indicate such. You should also clarify your disclosure to describe your method of accounting. Refer to ASC 805-50-50-3.

Exhibit Index, page 35

29. Please file as material agreements any contracts evidencing your loan from the SBA, the May 11, 2010 promissory note, and the loans advanced to you from Mr. Dunn, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

30. Please revise to first paragraph to clarify that The Law Office of Gilbert Carreon acted as counsel for the issuer.

31. Please revise the penultimate paragraph to clarify that the reference to "the laws governing corporations of the State of Nevada" also includes all applicable Nevada statutory provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any other questions.


Sincerely,

H. Christopher Owings
Assistant Director


cc: Gilbert Carreon, Esq.
   Via facsimile to (949) 713-3401